Q1 2024 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants, except per share amounts, unless otherwise noted.

Pan American Silver reports first quarter 2024 results
Vancouver, B.C. - May 8, 2024 - Pan American Silver Corp. (NYSE: PAAS) (TSX: PAAS) ("Pan American" or the "Company") reports unaudited results for the quarter ended March 31, 2024 ("Q1 2024").
"Cash flow from operations before working capital changes of $133.2 million in the first quarter reflects strong performance on production and costs, with silver and gold production in line with our expectations, and costs for both metals lower than expected," said Michael Steinmann, President and Chief Executive Officer. "We progressed our major projects, notably the new ventilation infrastructure at La Colorada and the plant upgrades at Jacobina, while returning $58.0 million of capital to shareholders through $36.5 million in total cash dividends paid and $21.5 million in shares repurchased."
Added Mr. Steinmann: "The sale of our La Arena asset in Peru, announced on May 1, 2024, will further improve our financial position with an upfront cash payment of $245 million on closing, and is aligned with our strategy of continued portfolio optimization."
The following highlights for Q1 2024 include certain measures that are not generally accepted accounting principles ("non-GAAP") financial measures. Please refer to the section titled “Alternative Performance (Non-GAAP) Measures” at the end of this news release for further information on these measures.
Consolidated Q1 2024 Highlights:
•Silver production of 5.01 million ounces and gold production of 222.9 thousand ounces were in line with management's expectations for Q1 2024.
•Revenue of $601.4 million.
•Net loss of $30.8 million ($0.08 basic loss per share), including: an inflation adjustment in Argentina that increased income tax expense by $15.2 million; a $14.4 million net realizable value ("NRV") inventory expense; and a $10.8 million non-cash investment loss, largely due to the decrease of the New Pacific Metals Corp. share price.
•Adjusted earnings of $4.7 million, or $0.01 adjusted earnings per share.
•Cash flow from operations of $133.2 million before working capital changes, including $41.1 million in cash taxes paid.
•Silver Segment Cash Costs and All-in Sustaining Costs ("AISC"), excluding NRV inventory adjustments, per silver ounce of $12.67 and $16.63, respectively, were lower than management's expectations for Q1 2024.
•Gold Segment Cash Costs and AISC, excluding NRV inventory adjustments, per gold ounce of $1,207 and $1,499, respectively, were lower than management's expectations for Q1 2024.
•The Company reaffirms its 2024 Guidance, as provided in the Company's Q4 2023 Management's Discussion and Analysis ("MD&A") dated February 21, 2024.
•As at March 31, 2024, the Company had working capital of $693.5 million, inclusive of cash and investments of $331.4 million, and $750.0 million available under its revolving Sustainability-Linked Credit Facility ("SL-Credit Facility"). Total debt of $806.6 million is related to two senior notes, lease obligations, and construction and other loans.
•Following approval of the Company's Normal Course Issuer Bid on March 4, 2024, Pan American repurchased, for cancellation, approximately 1.7 million shares at an average price of $14.16 per share for total consideration of $24.3 million (of which $2.8 million was payable as at March 31, 2024).
•A cash dividend of $0.10 per common share with respect to Q1 2024 was declared on May 8, 2024, payable on or about June 3, 2024, to holders of record of Pan American’s common shares as of the close of markets on May 21, 2024. In March 2024, the Company paid cash dividends totaling $36.5 million. The dividends are eligible dividends for Canadian income tax purposes.

PAN AMERICAN SILVER CORP.	1

Q1 2024 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants, except per share amounts, unless otherwise noted.

Q1 2024 Project Updates:
•At La Colorada, Pan American invested $9.6 million on project capital in Q1 2024. The new ventilation infrastructure is on schedule for completion in mid-2024, which is expected to significantly improve ventilation conditions in the mine in the second half of 2024. Improved ventilation will allow development rates to accelerate, increasing the number of production areas and leading to higher throughput thereafter. As well, the Company invested in continued exploration drilling at the La Colorada Skarn project, releasing additional high-grade drill results on April 7, 2024.
•At the Huaron mine, Pan American invested $14.2 million on project capital for the construction of the new dry-stack tailings storage facility, which is on schedule to be completed in the second half of 2024.
•At the Jacobina mine, Pan American invested $4.3 million on project capital related to plant facility infrastructure upgrades. The Company is undertaking a study to optimize the economics of this long-life mine and evaluate opportunities to increase production rates.
•At the Timmins mine, Pan American invested $2.8 million on project capital related to the construction of the paste plant project and its associated infrastructure, which is expected to provide an engineered backfill that will enhance orebody extraction and mine stability. The project is on schedule and is expected to be commissioned in Q3 2024.
•At the Escobal mine in Guatemala, the ILO 169 consultation process has experienced delays since the new government in Guatemala took office in January 2024. During meetings held in Q1 2024 between Pan American, the Ministry of Energy and Mines ("MEM") and other institutions, the government confirmed its commitment to completing the Escobal ILO 169 consultation process but has not provided an update to the timeline. On April 29, 2024, the MEM released the Vice Minister of Sustainable Development who was responsible for overseeing and coordinating the Escobal ILO 169 consultation process. Since the announcement, the MEM has not yet designated a replacement for this post.
Pan American agrees to sell La Arena
On May 1, 2024, the Company announced that it has agreed to sell the La Arena gold mine as well as the La Arena II project in Peru, to Jinteng (Singapore) Mining Pte. Ltd., a subsidiary of Zijin Mining Group Co., Ltd. (collectively, "Zijin"). Under the terms of the agreement, at closing Zijin will pay $245 million in cash and will grant Pan American a life-of-mine gold net smelter return royalty of 1.5% for the La Arena II project. Additionally, upon commencement of commercial production from the La Arena II project, the agreement provides for an additional payment from Zijin of $50 million in cash. The closing of the transaction is subject to customary conditions and receipt of regulatory approvals. The Company expects the transaction to be completed in the third quarter of 2024.
Following the completion of the La Arena transaction, Pan American plans to update the 2024 Operating Outlook disclosed in its MD&A dated February 21, 2024. At La Arena, the 2024 Operating Outlook assumed 83 to 95 thousand ounces of gold production at Cash Costs of $1,400 to $1,470 per ounce and AISC of $1,675 to $1,775 per ounce. Sustaining capital expenditures were estimated to total $18 million to $19 million in 2024.

PAN AMERICAN SILVER CORP.	2

Q1 2024 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants, except per share amounts, unless otherwise noted.

CONSOLIDATED RESULTS

	Three months ended March 31, 2024	Three months ended March 31, 2023
Weighted average shares during period (thousands)	364,486	210,681
Shares outstanding end of period (thousands)	362,940	364,439

	Three months ended March 31,
	2024	2023
FINANCIAL
Revenue	$601.4	$390.3
Cost of Sales(1)	$530.4	$313.1
Mine operating earnings	$71.0	$77.2
Net (loss) earnings	$(30.8)	$16.5
Basic (loss) earnings per share(2)	$(0.08)	$0.08
Adjusted earnings(3)	$4.7	$21.2
Basic adjusted earnings per share(2)(3)	$0.01	$0.10
Net cash generated from operating activities	$61.1	$51.3
Net cash generated from operating activities before changes in working capital(3)	$133.2	$43.3
Sustaining capital expenditures(3)	$65.7	$32.5
Non-sustaining capital expenditures(3)(4)	$36.0	$11.5
Cash dividend paid per share(2)	$0.10	$0.10
PRODUCTION
Silver (thousand ounces)	5,009	3,891
Gold (thousand ounces)	222.9	122.7
Zinc (thousand tonnes)	9.8	10.6
Lead (thousand tonnes)	4.6	5.3
Copper (thousand tonnes)	1.7	1.1
CASH COSTS(3) ($/ounce)
Silver Segment	12.67	12.19
Gold Segment	1,207	1,120
AISC(3) ($/ounce)
Silver Segment	15.89	14.13
Gold Segment	1,580	1,196
AVERAGE REALIZED PRICES(5)
Silver ($/ounce)	22.61	22.75
Gold ($/ounce)	2,078	1,895
Zinc ($/tonne)	2,424	3,133
Lead ($/tonne)	2,063	2,160
Copper ($/tonne)	8,373	8,903
(1)Cost of Sales includes production costs, depreciation and amortization and royalties.
(2)Per share amounts are based on basic weighted average common shares.
(3)Non-GAAP measure; please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.
(4)Non-sustaining capital expenditures primarily relate to project capital that is expected to increase future production.
(5)Metal prices stated are inclusive of final settlement adjustments on concentrate sales.

PAN AMERICAN SILVER CORP.	3

Q1 2024 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants, except per share amounts, unless otherwise noted.

OPERATING PERFORMANCE

	Silver Production (thousand ounces)	Gold Production (thousand ounces)	Cash Costs ($ per ounce)(1)	AISC ($ per ounce)(1)
Silver Segment
La Colorada (Mexico)	1,107	0.5	25.01	25.37
Cerro Moro (Argentina)	766	20.9	1.62	6.43
Huaron (Peru)	882	--	8.24	13.99
San Vicente (Bolivia)(2)	788	--	15.56	17.62
Total Silver Segment(3)	3,543	21.4	12.67	15.89
Gold Segment
Jacobina (Brazil)	--	46.9	934	1,263
El Peñon (Chile)	851	31.5	1,055	1,348
Timmins (Canada)	4	31.3	1,645	2,014
Shahuindo (Peru)	70	33.6	952	1,216
La Arena (Peru)	9	18.7	1,252	1,536
Minera Florida (Chile)	102	21.4	1,496	1,809
Dolores (Mexico)	430	17.9	1,412	2,367
Total Gold Segment(3)	1,466	201.4	1,207	1,580
Total Consolidated(3)	5,009	222.9
(1)Non-GAAP measure; please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.
(2)San Vicente data represents Pan American's 95.0% interest in the mine's production.
(3)Totals may not add due to rounding.
Cash Costs, AISC, adjusted earnings, basic adjusted earnings per share, sustaining and non-sustaining capital, working capital, total debt and net cash are non-GAAP financial measures. Please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.
This news release should be read in conjunction with Pan American's unaudited Condensed Interim Consolidated Financial Statements and our MD&A for the three months ended March 31, 2024. This material is available on Pan American’s website at https://panamericansilver.com/invest/financial-reports-and-filings/, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.
CONFERENCE CALL AND WEBCAST

Date:	May 9, 2024
Time:	11:00 am ET (8:00 am PT)
Dial-in numbers:	1-888-259-6580 (toll-free in Canada and the U.S.)
(+1) 416-764-8624 (international participants)
Conference ID:	12621721
Webcast:	https://events.q4inc.com/attendee/962587784
The live webcast, presentation slides and the report for Q1 2024 will be available at https://www.panamericansilver.com/invest/events-and-presentations/. An archive of the webcast will also be available for three months.

PAN AMERICAN SILVER CORP.	4

Q1 2024 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants, except per share amounts, unless otherwise noted.

About Pan American
Pan American Silver is a leading producer of silver and gold in the Americas, operating mines in Canada, Mexico, Peru, Brazil, Bolivia, Chile and Argentina. We also own the Escobal mine in Guatemala that is currently not operating, and we hold interests in exploration and development projects. We have been operating in the Americas for three decades, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com
Follow us on LinkedIn
For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com
Alternative Performance (Non-GAAP) Measures
In this news release, we refer to measures that are non-GAAP financial measures. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning as prescribed by IFRS as an indicator of performance, and may differ from methods used by other companies with similar descriptions. These non-GAAP financial measures include:
•Cash Costs. Pan American's method of calculating cash costs may differ from the methods used by other entities and, accordingly, Pan American's Cash Costs may not be comparable to similarly titled measures used by other entities. Investors are cautioned that Cash Costs should not be construed as an alternative to production costs, depreciation and amortization, and royalties determined in accordance with IFRS as an indicator of performance.
•Adjusted earnings and basic adjusted earnings per share. Pan American believes that these measures better reflect normalized earnings as they eliminate items that in management's judgment are subject to volatility as a result of factors, which are unrelated to operations in the period, and/or relate to items that will settle in future periods.
•All-in Sustaining Costs per silver or gold ounce sold, net of by-product credits ("AISC"). Pan American has adopted AISC as a measure of its consolidated operating performance and its ability to generate cash from all operations collectively, and Pan American believes it is a more comprehensive measure of the cost of operating our consolidated business than traditional cash costs per payable ounce, as it includes the cost of replacing ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect Pan American's consolidated earnings and cash flow.
•Total debt is calculated as the total current and non-current portions of: debt, including senior notes and amounts drawn on the SL-Credit Facility, and lease obligations. Total debt does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate the financial debt leverage of Pan American.
•Working capital is calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate whether Pan American is able to meet its current obligations using its current assets.
•Total available liquidity is calculated as the sum of cash and cash equivalents, Short-term Investments, and the amount available on the SL-Credit Facility. Total available liquidity does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate the liquid assets available to Pan American.
Readers should refer to the "Alternative Performance (non-GAAP) Measures" section of Pan American’s Q1 2024 MD&A for a more detailed discussion of these and other non-GAAP measures and their calculation.
Cautionary Note Regarding Forward-Looking Statements and Information

PAN AMERICAN SILVER CORP.	5

Q1 2024 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants, except per share amounts, unless otherwise noted.

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: future financial or operational performance, including our estimated production of silver, gold and other metals forecasted for 2024, our estimated Cash Costs and AISC, and our sustaining and project capital expenditures in 2024; expectations with respect to mineral grades and the impact of any variations relative to actual grades experienced; the anticipated dividend payment date of May 31, 2024; the receipt of regulatory approvals and successful completion of the proposed sale of La Arena, as well as the anticipated timing for the completion thereof; the anticipated commencement of production from the La Arena II project and the receipt of the contingent payment associated therewith; the ability of Pan American to successfully complete any capital projects including at La Colorada, Huaron and Timmins, and any anticipated economic or operational benefits to be derived from those projects; the completion of the optimization study at the Jacobina mine, and any potential benefits expected to be derived therefrom; future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; and Pan American’s plans and expectations for its properties and operations.
These forward-looking statements and information reflect Pan American’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: the impact of inflation and disruptions to the global, regional and local supply chains; tonnage of ore to be mined and processed; future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; the timing and impact of planned capital expenditure projects, including anticipated sustaining, project, and exploration expenditures; the ability to satisfy the closing conditions and receive regulatory approval to complete the sale of La Arena; the ongoing impact and timing of the court-mandated ILO 169 consultation process in Guatemala; ore grades and recoveries; capital, decommissioning and reclamation estimates; our mineral reserve and mineral resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; our ability to secure and maintain title and ownership to mineral properties and the surface rights necessary for our operations; whether Pan American is able to maintain a strong financial condition and have sufficient capital, or have access to capital through our corporate sustainability-linked credit facility or otherwise, to sustain our business and operations; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.
Pan American cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and Pan American has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the duration and effect of local and world-wide inflationary pressures and the potential for economic recessions; fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the PEN, MXN, ARS, BOB, GTQ, CAD, CLP and BRL versus the USD); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom Pan American does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala, Chile, Brazil or other countries where Pan American may carry on business, including legal restrictions relating to mining, risks relating to expropriation and risks relating to the constitutional court-mandated ILO 169 consultation process in Guatemala; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption "Risks Related to Pan American's Business" in Pan American's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively.
Although Pan American has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned

PAN AMERICAN SILVER CORP.	6

Q1 2024 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants, except per share amounts, unless otherwise noted.

against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near- and longer-term prospects and may not be appropriate for other purposes. Pan American does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

PAN AMERICAN SILVER CORP.	7